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WILSON SONSINI GOODRICH & ROSATI, P.C.
650 Page Mill Road
Palo Alto, CA 94304-1050
Tel: (650) 493-9300
Fax: (650) 493-6811

November 2, 2006

Via EDGAR and Facsimile (202) 772-9218

Martin James
Kevin Vaughn
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

  Re:
  XTENT, Inc.,
  Registration Statement on Form S-1
  (File No. 333-136371)

Dear Messrs. James and Vaughn:

Per our conversation on Tuesday, October 24, 2006, XTENT, Inc. ("XTENT" or the "Company") is supplementally submitting revised disclosure regarding its stock-based compensation valuation and its supporting analysis for your further consideration.

XTENT has referred back to the AICPA Guide and reviewed its corporate developments from January 1, 2005 through September 30, 2006 as of each option grant date and has summarized its analysis in the table below:

Date of Option Grant	Number of Shares Underlying Options Granted	Date Range	Corporate Developments	Weighted Average Exercise Price	Weighted Average Fair Value per Share
2/1/2005	1,030,280	January 2005	E-beam selected as sterilization method	$0.20	$0.83
4/6/2005	45,000	February, March 2005	DES elution rate characterized	0.27	1.46
6/8/2005	84,500	April, May 2005	First lot of Custom I clinical trial units built; 7 U.S. patent applications submitted	0.27	2.08
8/3/2005	72,916	June, July 2005	Stent deployment issues with NX 60 product; Custom I clinical study started and completed (31 patients enrolled); 1 month follow-up on 18 patients	0.27	2.71
10/5/2005	22,000	August, September 2005	Ongoing stent deployment issues; poor animal results for gold plated stents; 1 month follow-up on 13 patients	0.27	3.34
12/8/2005	37,500	October, November 2005	Deployment issues resolved; gold plated stents abandoned; 4 month follow-up on 31 patients; 9 foreign patent applications submitted	0.27	3.97
2/1/2006	328,385	December 2005, January 2006	Handle design modifications; Custom II clinical study started (13 patients enrolled); 1 month follow-up on 7 patients; 5 U.S. patent applications submitted	0.75	4.60
4/5/2006	84,600	March 2006	Alternative coating identified; handle improvements ongoing; 8 month follow-up on 31 patients; 1 month follow-up on 15 patients; 28 patients enrolled in Custom II trial; 1 U.S. patent application submitted; IPO contemplated	1.75	5.22

5/1/2006	1,020,965	April 2006	Handle improvements ongoing; 1 month follow-up on 19 patients; 9 patients enrolled in Custom II trial; 1 U.S. patent application submitted; CFO hired	1.75	5.54
6/5/2006	360,500	May 2006	NX 36 program started; new stent design contemplated; 1 month follow-up on 9 patients; 8 patients enrolled in Custom II trial	2.60	5.85
7/12/2006	65,000	June 2006	Bench tests for NX 36; 12 month follow-up on 18 patients; 1 month follow-up on 8 patients; 6 month follow-up on 7 patients; 8 patients enrolled in Custom II trial; 3 U.S. patent applications submitted	3.60	6.16
8/2/06	40,000	July 2006	12 month follow-up on 13 patients; 1 month follow-up on 8 patients; 6 month follow-up on 6 patients; 5 patients enrolled in Custom II trial	4.60	6.16
8/29/06	121,000	August 2006	Alternate coating project abandoned; 1 month follow-up on 5 patients; 6 month follow-up on 9 patients; 7 patients enrolled on Custom II trial	4.60	6.16
9/7/06	50,000	September 2006	Alternate coating project abandoned; 1 month follow-up on 5 patients; 6 month follow-up on 9 patients; 7 patients enrolled on Custom II trial	4.60	6.16
9/27/06	25,000	September 2006	1 month follow-up on 7 patients; 6 month follow-up on 19 patients; 14 patients enrolled in Custom II trial	5.60	6.16

As a pre-revenue company, XTENT believes that advances in the areas of product development, clinical study enrollment and the receipt of clinical data, and developments in the Company's intellectual property portfolio are the primary determinants of value of the Company and its stock. During the period from January 1, 2005 through September 30, 2006, XTENT was engaged in continuous efforts to develop, design, test, and evaluate its products. While meaningful progress was achieved during this time period, the development progressed consistently to the designs currently incorporated into XTENT's products. During the same period, the Company also conducted several pre-clinical animal studies and human clinical studies designated as CUSTOM I and CUSTOM II clinical studies. Patients were enrolled in these studies on an ongoing basis and the clinical study results were unblinded, which enabled XTENT to assess its clinical progress each month. The patients enrolled in the CUSTOM I clinical study were evaluated acutely, and at one month, four months and eight months post procedure and the patients enrolled in the CUSTOM II clinical study were evaluated acutely, and at one month and six months. During these clinical studies, there were no significant safety issues related to the device and the early positive results contributed to the gradual increase in the value of the Company. As of September 30, 2006, the Company had enrolled about half of the total number of patients that will be required to obtain CE Mark and the Company has not commenced its U.S. IDE trial, which will require approximately 1,500 patients. Therefore, there have been no significant milestones achieved by the Company with regard to CE Mark or FDA approval. During the same time period, XTENT submitted nineteen patent applications in the United States and nine foreign applications. The Company believes that the issuance of patents rather than the submission of applications is the primary value driver for intellectual property and no patents were issued during this time period.

As discussed in XTENT's most recent amendment to its S-1 Registration Statement (the "Registration Statement"), in conducting the retrospective valuation, XTENT did not rely on the valuations established in its Series C and Series D preferred stock financings because the investors in these financings were largely Company insiders and the financings were therefore not considered to be arms-length transactions under applicable accounting rules. Before March 2006 the Company had not seriously contemplated an IPO and in June 2006 the Company commenced preparation to conduct an IPO in light of the Company's prospects for regulatory clearance and product launch by late 2007. As disclosed on page 1 of the Registration Statement, the Company is a development stage company and has not sold any products commercially. Therefore, the Company has advanced only to stage 3 of the "typical stages of enterprise development" as set forth in paragraph 25 of the AICPA Guide, and not to stage 5 or 6 where the AICPA Guide indicates an IPO would typically occur. XTENT reviewed the AICPA Guide and determined that the continuous enrollment of patients in clinical studies and receipt of clinical data, the consistent progress made by the Company in developing its products over a period of time, and the absence of issued patents were the key factors supporting its belief that the fair value of its common stock is appropriately reflected in a progression from $0.20 per share at January 1, 2005 to $6.16 per share at July 31, 2006.

Based on the above analysis, XTENT proposes to revise its disclosure in the Registration Statement according to the attached Exhibit A and will provide updated information through September 30, 2006 in the next amendment. XTENT's board of directors will be meeting on Friday afternoon to discuss the timing of the IPO and I will call you before that meeting to discuss this analysis or any questions or comments that you may have. If you have any questions before we call, please feel free to contact me at (650) 565-3564.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI, Professional Corporation
/s/ Philip H. Oettinger
Philip H. Oettinger
cc.:	T. Kahlenberg, XTENT C. Lutz, Pricewaterhouse Coopers LLP

EXHIBIT A

REVISED DISCLOSURE

[Intentionally Omitted]

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EXHIBIT A REVISED DISCLOSURE [Intentionally Omitted]